September 5, 2024

Andrey Novokhatski
Chief Executive Officer
DeltaSoft Corp
91 Portland Road
London W11 4LN
United Kingdom

       Re: DeltaSoft Corp
           Amendment No. 1 to Registration Statement on Form S-1
           Filed August 22, 2024
           File No. 333-280519
Dear Andrey Novokhatski:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1
Dilution, page 13

1. Clarify your disclosure and explain to us how the estimated amounts of the net proceeds of the offering and other dilution metrics were determined in your dilution disclosures. Give us your calculations and tell us why your dilution disclosures include distribution per share amounts.
 September 5, 2024
Page 2
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of operations for the three months ended June 30, 2024, page 23

2. We note your revenue strategy centers on marking up fees paid to freelancers. Tell us and disclose to what degree your reported cost of revenues reflect amounts due to such freelancers and explain whether your current profit margin reflects your expectations for your future operations.
Financial Statements
Statements of Operations (Unaudited), page F-12

3. Tell us how you accounted for and recorded accounts receivable and/or contract assets due in connection with the revenues earned during the three months ended June 30, 2024.
       In this regard, please provide the disclosures required by ASC
606-10-50.

       Please contact Joseph Kempf at 202-551-3352 or Robert Littlepage at 202-551-3361 if
you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin at 202-551-3574 or Jan Woo at 202-551-3453 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Carl P. Ranno